October 6, 2011

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

AdvisorOne Funds, File Nos. 33-20635 and 811-8037

Dear Sir/Madam:

On behalf of the AdvisorOne Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 54 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The purpose of the filing is to register shares of the Milestone Treasury Obligations Fund (the “ New Fund”).  The New Fund is substantially identical to the current Milestone Treasury Obligations Fund (the “Current Fund”), a series of The Milestone Portfolios Trust.  Shareholders of the Current Fund will be asked to approve a reorganization of the Current Fund into the New Fund.

If you have any comments or questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/

Thompson Hine LLP